Mail Stop 3561

July 27, 2006

<u>By U.S. Mail</u>

Mr. Thomas Fanning
Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

      Re: The Southern Company
             Form 10-K for the year ended December 31, 2005
             Filed February 27, 2006
             File No. 1-3526

             Alabama Power Company
             Form 10-K for the year ended December 31, 2005
             Filed February 27, 2006
             File No. 1-3164

             Georgia Power Company
             Form 10-K for the year ended December 31, 2005
             Filed February 27, 2006
             File No. 1-6468

             Gulf Power Company
             Form 10-K for the year ended December 31, 2005
             Filed February 27, 2006
             File No. 0-2429

             Mississippi Power Company
             Form 10-K for the year ended December 31, 2005
             Filed February 27, 2006
             File No. 001-11229

Savannah Electric and Power Company
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
File No. 1-5072

Southern Power Company
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
File No. 333-98553

Dear Mr. Fanning:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant